March 10, 2023

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Demarest

Re:	Trailblazer Merger Corporation I
Amendment No. 2 to Registration Statement on Form S-1/A
Filed January 31, 2023
File No. 333-265914

Dear Mr. Demarest:

Trailblazer Merger Corporation I, a Delaware corporation (the “Company”), hereby submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated February 15, 2023 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1, submitted January 31, 2023 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is contemporaneously filing herewith a revised Draft Registration Statement (the “Amended Draft Registration Statement”) with the Commission.

For ease of reference, each comment contained in the Comment Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amended Draft Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1/A filed January 31, 2023

Risk Factors

The Excise Tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities... , page 54

1.	We note your disclosure as to the potential effects of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC.

Describe the risks of the excise tax applying to redemptions in connection with:

•	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

•	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

•	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

RESPONSE: Upon consideration of the Staff’s comment and the recently issued interim guidance from the Internal Revenue Service and Treasury in Notice 2023-2, page 54 of Amendment No. 3 has been revised to delete the Excise Tax risk factor on page 54. The Company intends to rely solely on the Excise Tax risk factor set forth on pages 67.

2.	Please revise to reconcile your disclosure regarding the risk that non-redeeming stockholders may bear the economic impact of the excise tax included in the Inflation Reduction Act of 2022. In this regard, we note that on page 54 you state that “the application of the Excise Tax in the event of a liquidation is uncertain, and the proceeds held in the trust account could be subject to the Excise Tax, in which case the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.” However, on page 68 you state that “the Excise Tax should not apply in the event of our liquidation.”

RESPONSE: Upon consideration of the Staff’s comment, page 54 of Amendment No. 3 has been revised to delete the Excise Tax risk factor on page 54.

Exhibits

3.	Please file as an exhibit the advisory agreement you entered into with one of your underwriters in September 2022.

RESPONSE: The advisory agreement and the amendment thereto, dated March 9, 2023, have been filed as Exhibit 10.12 and Exhibit 10.13, respectively, to Amendment No. 3.

General

4.	Please revise to reconcile your disclosure regarding the exclusive forum provision of your rights agreement. In this regard, we note that on pages 63 and 132 you state that the provision applies to claims under the Securities Act. However, section 7.3 of your rights agreement states that the provision “will not apply to...any complaint asserting a cause of action arising under the Securities Act against the Company or any of the Company’s directors, officers, other employees or agents.”

RESPONSE: The Company has revised page 63 and page 131 in response to the Staff’s comments.

5.	Please revise to reconcile your disclosure regarding the exclusive forum provision of your amended and restated certificate of incorporation. In this regard, we note that on pages 67 and 156 you state that your amended and restated certificate of incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for any complaint arising under the Securities Act of 1933. However, your amended and restated certificate of incorporation does not appear to include such a provision. Further, we note that Securities Act of 1933 claims are excepted from the Court of Chancery of the State of Delaware exclusive forum provision found in article ten of your amended and restated certificate of incorporation.

RESPONSE: The Company has revised page 66 and page 135 in response to the Staff’s comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Alexandria Kane at (212) 407-4017 or akane@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Arie Rabinowitz
Arie Rabinowitz
Chief Executive Officer

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